Exhibit 99.3

 You invested in GH RESEARCH PLC and it’s time to vote!  You have the right to vote on proposals being presented at the Annual Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on July 31, 2025.  Get informed before you vote  View the Notice of Annual General Meeting, Irish Statutory Financial Statements, Form 20-F online OR you can receive a free paper or email copy of the material(s) by requesting prior to July 17, 2025. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.  *If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance.  Smartphone users  Point your camera here and vote without entering a control number  Your Vote Counts!  FLASHID-JOB#  For complete information and to vote, visit www.ProxyVote.com  Control #  Ricky Campana  P.O. Box 123456  Suite 500  51 Mercedes Way  Edgewood, NY 11717  1 OF  322,224  148,294  2  30#  Hextone, Inc.  P.O. Box 9142  Farmingdale, NY 11735  XXXX XXXX XXXX XXXX  GH RESEARCH PLC  2025 Annual Meeting  Vote by July 30, 2025  11:59 PM ET  Vote in Person at the Meeting*  July 31, 2025  2:00 PM LST  Joshua Dawson House Dawson Street  Dublin 2, D02 RY95 Ireland

 Voting Items  Board Recommends  1. Election of Directors  Nominees:  1A Florian Schonharting  For  1B Michael Forer, LL.B.  For  1C Dermot Hanley  For  1D Duncan Moore, PhD  For  2. To ratify the appointment of PricewaterhouseCoopers Ireland as independent auditors of the Company for the year ending 31 December 2025 and to authorise the Board to fix the remuneration of the auditors.  For  3. To renew the Boards existing authority under Irish law to allot and issue ordinary shares.  For  4. To renew the Boards existing authority under Irish law to allot and issue ordinary shares for cash without first offering those shares to existing shareholders pursuant to the statutory pre-emption right that would otherwise apply.  For  NOTE: Such other business as may properly come before the meeting or any adjournment thereof.  THIS IS NOT A VOTABLE BALLOT  This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.  Vote at www.ProxyVote.com  FLASHID-JOB#  Control # XXXX XXXX XXXX XXXX  1.00000  322,224  148,294  Under New York Stock Exchange rules, brokers may vote “routine” matters at their discretion if your voting instructions are not communicated to us at least 10 days before the meeting. We will nevertheless follow your instructions, even if the broker’s discretionary vote has already been given, provided your instructions are received prior to the meeting date.  GH RESEARCH PLC  2025 Annual Meeting  Vote by July 30, 2025  11:59 PM ET